OMV Investor News



January 11, 2005

Petrom shareholders elect new Board of Directors

- **Petrom Board of Directors consists of four OMV members, two government representatives and one member of EBRD**
- **Petrom will build on its strength and improve upstream business, modernize refineries and retail network and services**

On January 11, the Petrom shareholders elected a new Board of Directors for Petrom at the general meeting of shareholders. In accordance with the privatization agreement OMV has proposed four members. The Romanian Government proposed two further members and one member was jointly proposed by OMV and the Romanian Government. The newly elected Board of Directors replaces the Interim Directors who resigned today and were released from their duties by the general meeting of shareholders.

As of today the new Board of Directors of Petrom consists of seven members, four of which are the OMV Executive Board (Wolfgang Ruttenstorfer, Gerhard Roiss, David C. Davies, Helmut Langanger), with OMV CEO Wolfgang Ruttenstorfer acting as President of the Board of Directors. The two Board members appointed by the Romanian Government are Dorin Mucea and Sebastian Vladescu. Furthermore one member jointly nominated by OMV and the Romanian government will be Mariana Gheorge of EBRD. The Managing Committee of Petrom has been already appointed by the Interim Directors and will remain unchanged.

The new management and the Board of Directors expressed their trust and faith in the company and its employees. The combination of Petrom and OMV will work as a strong and capable force through the region of Central and Eastern Europe with the ambition to further grow and improve the company's current position. Petrom will use the proceeds of the capital increase to strengthen its upstream business, modernize the refineries and infrastructure related thereto and further improve and modernize the retail network.



Move & More. OMV

Background Information on Petrom's Board of Directors

Wolfgang Ruttenstorfer – Chief Executive Officer (CEO) OMV

Gerhard Roiss – Deputy CEO OMV

David C. Davies - Chief Financial Officer OMV

Helmut Langanger – Member of the Board of OMV responsible for E&P

Dorin Mucea – Senior Advisor to the Minister of Economy and Commerce, responsible for privatization

Sebastian Vladescu – Member of the Administration Council of C.E.R.O.P.E. (Romanian Center for Economic Policies)

Mariana Gheorge – Senior Banker, EBRD, London

Background Information on Petrom's Management Committee

Georghe Constantinescu – Chief Executive Officer (CEO) responsible for corporate communication, human resources, health, safety and environment. Previously CEO of Petrom.

Werner Schinhan – Deputy CEO responsible for Corporate Development, Corporate Affairs, Treasury and Chemicals

Senior positions at OMV in the Treasury, Risk Management and Mergers & Acquisitions departments (2000-2002), Senior Vice President and Head of Corporate Development and Strategy (since 2002)

Reinhard Pichler - Chief Financial Officer

Previously Deputy Director of Group Controlling (1996-2000); Managing Director of OMV Solutions (2000-2002); Senior vice President and Director of Corporate Controlling & Accounting (since 2002)

Werner Ladwein - Member of the Managing Committee, responsible for upstream operations

Previously General Manager of OMV E&P Libya (1993-1997); General Manager of OMV Albania (1997-2001); General Manager of OMV Pakistan (since 2002)

Tamas Mayer - Member of the Managing Committee, responsible for Marketing

Previously Managing Director of OMV Hungaria (1992-1998); Managing Director of OMV Bulgaria (1998-2002); responsible for the management of OMV Retail and Commercial in Rumania, Bulgaria Serbia and Montenegro (since 2003)

Florian Constantinescu - Member of the Managing Committee, responsible for Refining

Previously General Director of Petrom's Oil and Gas Refining Department and member of the Managing Committee

Notes to editors

Petrom SA

Petrom is the largest Romanian oil and gas group, with activities in the business segments of Exploration and Production, Refining and Petrochemicals, as well as Sales and Marketing. Petrom has estimated oil and gas reserves of 1 billion boe, refining capacity of 8 million metric tons and 600 filling stations. In 2003 the sales revenue of the group was EUR 2,031 million, EBITDA was EUR 342 million and the EBIT was EUR 26 million.

OMV Aktiengesellschaft

With Group sales of EUR 7.64 billion and a workforce of 6,137 employees in 2003, as well as market capitalization of more than EUR 6.5 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has set the goal of doubling its 2001 market share to 20% by 2008. In Exploration and Production (E&P) OMV is active in 17 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 41 billion m^3 of natural gas annually to countries such as Germany and Italy. OMV owns integrated chemical and petrochemical plants, and has a 25% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of Econgas GmbH, 45% of the BAYERNOIL refining network, and 10% of the Hungarian company MOL.

With the closing of its acquisition of a majority stake in Petrom in December 2004, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of around 1.4 billion boe, daily production of around 340,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,394 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approximately 18%. Petrom will be consolidated in the 2004 balance sheet and in 2005 it should already contribute to OMV's financial results.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-Mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-Mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-Mail: thomas.huemer@omv.com
Internet Homepage:	http://www.omv.com

Cubitt Consulting

Noga Villalón, London	Tel. +44 (207) 367-5102; e-Mail: noga.villalon@cubitt.com
Simon Barker, London, Press	Tel. +44 (20) 7367-5119; e-Mail: simon.barker@cubitt.com

Next result announcement **January–December and Q4 2004** in March 2005